UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-38049

Azul S.A.
(Name of Registrant)

Edifício Jatobá, 8th Floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040, Brazil
+55 (11) 4831 2880
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

On February 20, 2025, Azul S.A. (the “Company”) announced that, at a meeting held on February 20, 2025, the board of directors of the Company approved, subject to the approval of the change in the limit of its authorized capital at the Company’s extraordinary general meeting of shareholders to be held on of February 25, 2025 (the “EGM”), a capital increase of the Company (the “Capital Increase”), within the limit of the authorized capital, under the proposed new wording of article 6 of the Company's bylaws submitted for approval at the EGM, through the private subscription of new common shares and new preferred shares of the Company, as described in a notice to shareholders issued on February 20, 2025 (the “Notice to Shareholders”). A copy of the Notice to Shareholders is attached hereto as Exhibit 99.1. Further details are also included in the material fact (fato relevante) issued by the Company on February 20, 2025 which was furnished to the Securities and Exchange Commission on Form 6-K.

This communication is not and shall not constitute offer to sell, or the solicitation of an offer to buy, any common shares, preferred shares or other securities of the Company. There will be no offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful. Any offer will only be made to the persons and in the jurisdictions permitted by applicable law. The offering of any Securities has not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”). No Securities may be offered or sold absent registration under the Securities Act or pursuant to an offer or sale under one or more exemptions from, or in a transaction not subject to, the registration requirements of the Securities Act.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice to Shareholders regarding the Capital Increase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2025

Azul S.A.

By: /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer